Exhibit 99.1

Jiuzi Holdings Inc. Enters into a Letter of Intent with subsidiary of Baoneng Auto Group Ltd.

HANGZHOU, China, June 27, 2022 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ: JZXN; the “Company”), a leading new energy vehicle (NEV) dealership group under the brand name “Jiuzi” in China, today announced that its operating entity, Hangzhou Zhitongche Technology Limited (“Zhitongche”), has entered into a Letter of Intent (the “LOI”) with Kunshan Baoneng Auto Sales Co., Ltd ("Kunshan Baoneng"), the subsidiary of Baoneng Auto Group Ltd. (“Baoneng Auto”).

Pursuant to the LOI, Zhitongche intends to distribute Baoneng Auto's "Youbaoli" brand electric cars in Zhejiang Province and enjoys supplies at priority in all major cities of Zhejiang, including Hangzhou, Ningbo, Wenzhou, Jiaxing, Huzhou, Shaoxing, Jinhua, Quzhou, Zhoushan, Taizhou, and Lishui. The parties expect to enter into definitive agreement in September 2022.

Baoneng Auto was established in 2017 by Baoneng Investment Group (“Baoneng Group”), a well-known Chinese property and finance conglomerate. Baoneng Group entered the automotive industry aiming to develop new energy vehicles. This strategic move was made in the context of the Chinese government's steady support for the development of NEV and the rapid growth of the NEV market in China.

“We look forward to becoming Baoneng Auto's regional distribution partner,” said Mr. Shuibo Zhang, CEO of Jiuzi Holdings, Inc. “As China's leading NEV dealership group, Jiuzi not only has accumulated extensive experience in the retail field of new energy vehicle but also can provide an integrated solution in terminal sales management and supply chain management. We are delighted to witness that the Jiuzi brand has been recognized by over twenty NEV manufacturers, including Lingbox, Tongjia, Ruichi, Enovat, Letin, Pocco, Wuling Hongguang, Weltmeister, Sunra, Chery, HYCAN, Dongfeng EV, Nezha, Toyota Alpha, BAIC, BYD, GAC Trumpchi, Geely, and etc. Baoneng Auto will expand our brand portfolio and enhance our supply chain.”

Mr. Qi Zhang, COO of Jiuzi Holdings, Inc., commented, “According to the statistics released by the China Passenger Car Association (CPCA), in the first quarter of 2022, the total sales of A0 class EV (mini passenger car) and A00 class EV (small passenger car) were 297,000 units or 27.8% of the total NEV market. Youbaoli brand targets the budget car consumers in 3rd- 4th- 5th tier cities that fit Jiuzi's nationwide footprint. We are confident that Jiuzi will be one of the best distribution partners of Baoneng Auto, and we expect to expand our cooperation to other provinces in China.”

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company mainly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Stephen Tong
Email: jiuzi@mana-ir.com
Phone:+86 139 0121 0656